I/NET, Inc.

1608 W. 2225 S.

Woods Cross, UT  84087

January 25, 2007

U.S. Securities and Exchange Commission

Attn:  Jay Ingram

100 F. Street, N.E.

Washington, D.C.  20549

Re:

I/Net, Inc.

Preliminary Information Statement on Schedule 14C

File No. 0-23806

Date Filed:  January 19, 2007

Dear Mr. Ingram:

This letter is in response to your comments dated January 24, 2007 regarding the above referenced Information Statement on Schedule 14C.

We acknowledge your comment number 1.  However, the Company is not entering a merger, consolidation, acquisition or similar matter.  The Company is contemplating such a transaction and has a non-binding letter of intent to pursue such transaction and is taking the actions identified in the 14C Information Statement in contemplation of such transaction as thoroughly disclosed.  At your request, we have provided pro-forma financial information regarding the proposed transaction.  However, the letter of intent is non-binding and the Company has no assurance it will enter a definitive agreement and consummate the proposed transaction with Liberator Medical Supply.  Therefore, we believe the disclosure required by Item 14 is not applicable to the Company at the present time.  At such time the Company does enter a definitive agreement with any candidate for a merger, consolidation, acquisition or similar matter, the Company will file the appropriate 8-K Current Report.

Please note that the Company has revised its 14C Information Statement to include additional disclosure regarding other anti-takeover mechanisms.

The Company hereby acknowledges:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or required further information, please so advise.

Very truly yours,

/s/ Jeff D. Jenson

Jeff D. Jenson

President